March 21, 2013

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.

Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012

File No. 001-15276

Dear Mr. Vaughn:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments contained in your letter, dated March 7, 2013, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012 (the “Annual Report”).  The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 35 - Management of Financial Risks, page F-149

6. Credit quality of financial assets, page F -153

1.	In order to increase transparency related to your impaired and renegotiated loans, please revise your future filings to address the following:

•	Provide a tabular presentation breaking down your outstanding renegotiated loans by type (e.g, individual credit card, personal loans, vehicles, and mortgages, corporate, small and medium businesses, foreign, etc.); by type of modification (e.g., reduction in interest rate, payment extension, forbearance, bankruptcy, multiple concessions, multiple modifications, etc); and by classification (e.g., impaired performing, nonimpaired performing, impaired nonperforming, nonimpaired nonperforming).

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 21, 2013

a.	Include a rollforward of impaired loans that separately identifies loans added due to redefault and loans removed from impaired status due to renegotiation, amendment, or write-off versus paid-off.

Response to Comment No. 1

We propose to provide in our future filings of the Annual Report the additional disclosure requested in “Item 4. Information on the Company - Selected Statistical Information.” We note that the breakdown requested by the Staff regarding reduction in interest rate, forbearance and bankruptcy have not been included below because they do not reflect our renegotiation activities, which are mostly related to multiple modifications (reduction in interest rates and extensions of payment). Also, we propose to initially present two years for the additional disclosure requested and the disclosure will be increased each year until we show five years. The additional disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

Renegotiated Loans
Year Ended December 31,
	2012	2011	2010	2009	2008
(In millions of R$, except percentages)
Renegotiated loans(1)
Allowance for loan and lease losses
Allowance for loan and lease losses/renegotiated loans

_________________________________________
(1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions

We include under renegotiated loans both loans which the original terms of the contractual arrangement have been amended (agreements) and new loan transactions originated to settle contracts or transactions with the same customer (restructured loans). Amendments and restructured loans typically reflect changes in contract terms, rates or payment conditions.

After the amendment or renegotiation, the loan which was previously overdue is no longer considered past due. The fact that a loan or lease transaction has been renegotiated is also considered in determining its specific allowance for loan and lease losses after renegotiation. The past performance and payment history of both the client and the transaction, including the redefault probability of renegotiated transactions, are considered by our risk models to determine the probability of default, . This probability of default is always higher than the one attributed to similar transactions that have never been renegotiated. Another factor that is considered in determining the appropriate level of the allowance for loan and lease losses is any additional collateral provided by the debtor. The resulting provision levels are compatible with the risk profile of each transaction.

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 21, 2013

Our renegotiated loan portfolio increased to 5.3% of our total loan portfolio as of December 31, 2012, compared to 4.2% as of December 31, 2011. At the end of 2012, the ratio of the allowance for loan and lease losses to the renegotiated portfolio was 44.2% compared to 46.0% at December 31, 2011. This coverage ratio decreased in 2012 because of the increase in the amount of collateralized renegotiated loans (mainly vehicles), and the fact that the incurred loss model that determines the provision level incorporates the value of collateral.

During 2012, the Brazilian economy experienced an increase in delinquency levels for individuals, mainly in vehicles and in personal loan portfolios. As one of the largest banks in Brazil, this increase also affected our loan portfolio. In order to increase the recovery of loan operations that are past due, including loans that have been written off as losses, and to reduce losses, we increased our collection and recovery initiatives. We require, however, that at least one installment be paid in order to consider the renegotiation to be valid and treated as a renegotiated agreement.

The total amount of each type of renegotiated loan is shown in the tables below as of December 31, 2012 and 2011.

				As of December 31, 2012
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan losses	Allowance for Loan Losses / Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
Restructured Loans	14.943	6.491	43.4%	4.921	32.9%
Agreements	4.541	2.122	46.7%	2.620	57.7%
Total	19.483	8.613	44.2%	7.541	38.7%

(*) Our redefaulted renegotiated loans are renegotianted operations 60 days or more overdue

				As of December 31, 2011
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan losses	Allowance for Loan Losses / Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
Restructured Loans	10.254	4.502	44.0%	3.000	29.3%
Agreements	4.316	2.190	51.0%	2.538	58.8%
Total	14.570	6.692	46.0%	5.538	38.0%

(*) Our redefaulted renegotiated loans are renegotianted operations 60 days or more overdue

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 21, 2013

The following tables provide an additional breakdown of renegotiated loans by portfolios of segments and classes, based on type of modification, as of December 31, 2012 and 2011:

As of December 31, 2012
Renegotiated loan and lease operations
	Payment extension	Multiple concessions	Multiple modifications	Total
Individuals	-	-	-	-
Credit card				-
Personal loans				-
Vehicles				-
Mortgage loans				-

Corporate				-

Small and medium businesses				-

Foreign loans - Latin America				-
Total renegotiated loan and lease operations	-	-	-	-

As of December 31, 2011
Renegotiated loan and lease operations
	Payment extension	Multiple concessions	Multiple modifications	Total
Individuals	-	-	-	-
Credit card				-
Personal loans				-
Vehicles				-
Mortgage loans				-

Corporate				-

Small and medium businesses				-

Foreign loans - Latin America				-
Total renegotiated loan and lease operations	-	-	-	-

The following tables show an additional breakdown of renegotiated loans by portfolios of segments and classes, based on their classification, as of December 31, 2012 and 2011.

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 21, 2013

As of December 31, 2012
Renegotiated loan and lease operations
	Impaired performing	Nonimpaired performing	Impaired nonperforming	Nonimpaired nonperforming	Total
Individuals	-	-	-	-	-
Credit card					-
Personal loans					-
Vehicles					-
Mortgage loans					-

Corporate					-

Small and medium businesses					-

Foreign loans - Latin America					-
Total renegotiated loan and lease operations	-	-	-	-	-

As of December 31, 2011
Renegotiated loan and lease operations
	Impaired performing	Nonimpaired performing	Impaired nonperforming	Nonimpaired nonperforming	Total
Individuals	-	-	-	-	-
Credit card					-
Personal loans					-
Vehicles					-
Mortgage loans					-

Corporate					-

Small and medium businesses					-

Foreign loans - Latin America					-
Total renegotiated loan and lease operations	-	-	-	-	-

The table below additionally presents changes in our impaired loan and lease portfolio, including changes from the renegotiated transactions in our impaired operations, for the years ended December 31, 2012 and 2011:”

Impaired loans	2012	2011
Balance at the beginning of the period
(+) Loan operations added
(+) Loan operations added due to redefault
(-) Loans removed due to write-off
(-) Loans removed due to renegotiation (including amendments)
(-) Loans removed due to total or partial pay-off
Balance at the end of the period	-	-

Renegotiated Loans Operations, page F-157

2.	In your response to previously issued comment 13, you state that after an amendment or restructuring, the individual loan or loans which were previously overdue are no longer considered to be past due and are rated in the appropriate rating category, taking into consideration all available information including the renegotiation. Tell us and clarify in future filings how you consider prior impairment and renegotiation in determining the rating categories utilized in determining the allowance for loan losses. Clearly address how you consider redefault risk in these loans, compared to loans that have not warranted amendment or restructuring.

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 21, 2013

Response to Comment No. 2

Our response above to Comment No. 1 describes how we consider prior impairment and renegotiation in determining the rating categories utilized in defining the allowance for loan and lease losses and how we consider redefault risk in these loans, compared to loans that have not warranted amendment or restructuring. We propose to provide in our future filings of the Annual Report the additional disclosure requested in “Item 4. Information on the Company - Selected Statistical Information, as presented in Response to Comment No. 1. Additionally, we propose to eliminate in our future filings of the Annual Report the disclosure in “Note 35 - Management of Financial Risks - 7. Renegotiated Loan Operations.

*          *          *          *

The Company is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely,

/s/Caio Ibrahim David
Caio Ibrahim David, Chief Financial Officer

cc	Roberto Egydio Setubal, Chief Executive Officer
Alfredo Egydio Setubal, Investor Relations Officer